UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Director

Resignation of Chief Financial Officer; Appointment of Principal Accounting Officer and Principal Financial Officer

On January 8, 2024, Kazia Therapeutics Limited (the “Company”) received notice from Karen Krumeich of her intention to resign as the Company’s Chief Financial Officer, effective immediately. Ms. Krumeich’s resignation is not the result of any disagreement between Ms. Krumeich and the Company, its management or board of directors, or related to the Company’s operations, policies or practices.

On January 11, 2024, the Company’s Board of Directors appointed Gabrielle Heaton as its Principal Accounting Officer and Principal Financial Officer, effective January 15, 2024. Ms. Heaton’s annual base compensation will be AUD $248,000.

Ms. Krumeich will remain with the Company in an advisory role for a period of time to be mutually agreed between her and the Company to support the transition.

Ms. Heaton currently serves as the Company’s Vice President of Finance and Administration. She has over 20 years of commercial experience in healthcare and biotech for multinational, ASX listed and overseas companies. She has held several senior Finance positions including CFO, Quality Auditor and been responsible for Human Resources and IT. Ms. Heaton has a Bachelor of Business from the University of Technology and is a member of CPA Australia.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File Nos. 333-259224 and 333-276091).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: 12 January 2024